Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Six Months
	Ended June 30,
	2009	2008
Income (loss) from continuing operations before taxes	$(699)	$581
Sub-total of fixed charges	140	159
Sub-total of adjusted income (loss)	(559)	740
Interest on annuities and financial products	1,245	1,262
Adjusted income base	$686	$2,002
Fixed Charges
Interest and debt expense (1)	$125	$140
Interest expense related to uncertain tax positions	6	9
Portion of rent expense representing interest	9	10
Sub-total of fixed charges excluding interest on annuities and financial products	140	159
Interest on annuities and financial products	1,245	1,262
Total fixed charges	$1,385	$1,421

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on
annuities and financial products (2)	NM	4.65
Ratio of adjusted income base to total fixed charges (2)	NM	1.41

(1)	Interest and debt expense excludes a $64 million gain related to the early retirement of debt in the first quarter 2009.
(2)
The ratios of earnings to fixed charges, for the six months ended June 30, 2009, indicated less than one-to-one coverage and are therefore not presented.  Additional earnings of $699 million would have been required for the six months ended June 30, 2009, to achieve ratios of one-to-one coverage.